UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) 1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Martin R. Wade, III

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

(323) 988-0754

With copies to:

Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, FL 33498

Attention: Hank Gracin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin R. Wade, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 10,038,333 (1) (2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,038,333(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,038,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.55% (3)
14	TYPE OF REPORTING PERSON* IN -- Individual.

———————

(1)

Includes 9,840,000 shares which are issuable in connection with an option granted to Mr. Wade by SoftwarePeople LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan. The option  is currently exercisable. Mr. Wade has the power to vote the shares underlying the options pursuant to the terms of a voting trust agreement that he entered into with such entities.

(2)

Based upon 51,342,453 shares of common stock outstanding as of December 31, 2007 as reported in the Broadcaster, Inc quarterly report on Form 10-QSB for the quarter ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 19, 2008.

CUSIP No. 459862306	13D	Page 3 of 4

This Amendment No. 2 to Schedule 13D is being filed by Mr, Wade. Mr. Wade filed an original Schedule 13D dated September 14, 2006 (the “Original 13D”) and Amendment No. 1 dated February 5, 2007.

Item 3. Source or Amount of Funds or Other Consideration.

 Item 3 is hereby amended and restated as follows:

On March 13, 2008, Mr. Wade and Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan (the “Quan Entities”), entered into an option agreement pursuant to which Mr. Wade paid $1,000, out of personal funds, in consideration for the granting to Mr. Wade of an option to purchase 9,840,000 shares of Broadcaster common stock owned by such entities pursuant to the terms of the Option Agreement which is set forth in more detail in Item 4 hereof.

Item 4.

Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraph:

On March 13, 2008 Mr. Wade and the Quan Entities, entered into an agreement whereby such entities granted Mr. Wade an option to purchase 9,840,000 shares of the common stock of Broadcaster, Inc. at a price of $.25 per share for a period of three years.  On that same date, Mr. Wade and the Quan Entities also entered into a Voting Trust Agreement whereby Mr. Wade was granted the right and power to vote the shares subject to the option agreement until the termination of the Option Agreement.

Item 5.  Interest in Securities of the Issuer.

The first four paragraphs of Item 5 are deleted and replaced with the following:

(a), (b) Mr. Wade is the beneficial owner of  10,038,333 which represents approximately 19.55% of the outstanding common shares of Broadcaster, Inc. for which he has sole power to vote and dispose.  Of such amount, 9,840,000 shares represent shares that Mr. Wade has a currently exercisable option to purchase.  Until such time as the option is exercised or expires, Mr. Wade will have the right to vote the shares underlying the option but will not have the right to dispose of such shares or to receive dividends paid on such shares which shall be paid to the Quan entities, all in accordance with the terms of the Voting Trust Agreement.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

All of the paragraphs in Item 6 other than the first paragraph are deleted and replaced with the following:

As previously stated Mr. Wade and the Quan Entities are parties to an option agreement pursuant to which Mr. Wade was granted an option to purchase 9,840,000 shares of the common stock of Broadcaster, Inc. owned by such entities.  In addition, Mr. Wade and the entities are also partied to a Voting Trust Agreement pursuant to which Mr. Wade was given the right and power to vote the shares until the expiration of the option.

Item 7.  Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.

Option Agreement dated as of  March  13, 2008 between Martin R. Wade, III and Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC

2.

Voting Trust Agreement dated as of March  13, 2008 between Martin R. Wade, III and Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC

CUSIP No. 459862306	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2008

By:	/s/ Martin R. Wade, III
Martin R. Wade, III

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).